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                             April 6, 2022

       Jared N. Fertman, Esq.
       Willkie Farr & Gallagher LLP
       787 Seventh Avenue
       New York, NY
       10019-6099

                                                        Re: Athira Pharma, Inc.
                                                            PREC14A filed by
Richard A. Kayne et al.
                                                            Filed March 30,
2022
                                                            File No. 001-39503

       Dear Mr. Fertman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Capitalized terms used herein but not defined have the meanings ascribed to them in the filing.

       PREC14A filed March 30, 2022

       Background of the Solicitation, page 1

   1. At the top of page 2, please disclose the names of the two nominees referred to. Please also disclose whether
the Company, in its March 1 response, commented on any nominee other than Mr. Kayne.
   2.                                                   We understand that Mr.
Kayne played a role in Mr. Pickering's appointment to the Board.
                                                        Please include
disclosure regarding that point, or advise us as to why such disclosure is not material
information.
       Proposal No. 1 - Election of Directors, page 5

   3. We note the reference on page 5 to a potential substitute nominee. Please confirm that in the event you select a
substitute nominee prior to the Annual Meeting, you will file an
 Jared N. Fertman, Esq.
787 Seventh Avenue
April 6, 2022
Page 2
         amended proxy statement that (1) identifies the substitute nominee,
(2) discloses whether
         the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of
Schedule 14A with
         respect to the nominee.
General

4. Please change the references to "an Athira nominee" on page 5 from "an" Athira nominee to "the" Athira nominee. Similarly, throughout the proxy statement and on the proxy card, please use the phrase "the person" instead of "one person." Finally, on the proxy card, ensure that the instructions correctly refer to the ability to withhold authority to vote for the single Athira nominee for whom proxy authority is sought, rather than multiple Athira nominees.
5. Please ensure that the disclosure required by Rule 14a-4(d)(4)(iv) is included in the proxy statement (in addition to the proxy card).
6. The proxy statement uses an outdated Schedule 14A cover page. Please use the correct cover page in future filings.
7. Given the relationship between Dr. Kawas and the Participants, please add Dr. Kawas as a
         Participant, or, with a view toward disclosure, advise us as to why Dr. Kawas is not in fact a participant in the solicitation.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David M. Plattner, Special Counsel, at 202-551-8094.



FirstName LastNameJared N. Fertman, Esq.                       Sincerely,
Comapany Name787 Seventh Avenue
                                                               Division of
Corporation Finance
April 6, 2022 Page 2                                           Office of
Mergers and Acquisitions
FirstName LastName